CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of FirstSun Capital Bancorp and Subsidiaries of our report dated March 12, 2021, except for the effects of disclosing Earnings Per Share (Note 13), “Fair Value of Financial Instruments Not Carried at Fair Value” included in Fair Value Measurements (Note 19), Parent Company Only Condensed Financial Information (Note 20), and Segment Information (Note 21), as to which the date is June 22, 2021, relating to the consolidated financial statements of FirstSun Capital Bancorp and Subsidiaries.

/s/ Crowe LLP
Crowe LLP

Dallas, Texas
December 21, 2021